

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 6, 2007

Mr. Gary T. Krenek
Chief Financial Officer
Diamond Offshore Drilling, Inc.
15415 Katy Freeway
Houston, Texas 77094

> **Re:** **Diamond Offshore Drilling, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 23, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **Filed April 30, 2007**
> **File No. 001-13926**

Dear Mr. Krenek:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Selected Financial Data, page 18

1.   We note from your footnote two disclosure that earnings in your ratio of earnings
      to fixed charges calculation "represent income from continuing operations plus
      income taxes and fixed charges." Based on your inclusion of income taxes, it
      does not appear that your ratio is calculated in accordance with Item 503 of
      Regulation S-K. Please revise your presentation to comply with Item 503 of
      Regulation S-K or revise the title of this measure and include the non-GAAP
      disclosures required by Item 10(e) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

2.   You disclose that your officers concluded that your disclosure controls and
      procedures "were effective as of March 31, 2007 to ensure that required
      information is disclosed on a timely basis in our reports filed or furnished under
      the Exchange Act." Item 307 of Regulation S-K requires you to disclose your
      officer's conclusions regarding the effectiveness of your disclosure controls and
      procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The
      definition in Rule 13a-15(e) is more comprehensive than that included in your
      disclosure. Please revise your officer's conclusion to state whether your
      disclosure controls and procedures are effective at accomplishing all of the items
      included within the definition of disclosure controls and procedures as defined in
      Rule 13a-15(e) of the Exchange Act.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief